Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended March 31, 2017

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Fiscal Year 2017 Highlights	2
3.	Operating Performance	3
4.	Fiscal 2018 Production and Cash Costs Guidance	10
5.	Fiscal Year 2017 Financial Results	12
6.	Fourth Quarter Financial Results	14
7.	Liquidity and Capital Resources	15
8.	Financial Instruments and Related Risks	18
9.	Off-Balance Sheet Arrangements	20
10.	Transactions with Related Parties	21
11.	Alternative Performance (Non-IFRS) Measures	21
12.	Critical Accounting Policies and Estimates	29
13.	Changes in Accounting Standards	30
14.	Other MD&A Requirements	31
15.	Outstanding Share Data	31
16.	Risks and Uncertainties	32
17.	Disclosure Controls and Procedures	35
18.	Management’s Report on Internal Control over Financial Reporting	35
19.	Changes in Internal Control over Financial Reporting	36
20.	Directors and Officers	36
Forward Looking Statements		37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2017 and the related notes contained therein. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended March 31, 2017. This MD&A refers to various non-IFRS measures, such as total and cash costs per ounce of silver, net of by-product credits, all-in & all-in sustaining costs per ounce of silver, net of by-product credits, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 11 of this MD&A. This MD&A is prepared as of May 24, 2017 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated. Figures may not tie due to rounding.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and its GC silver-lead-zinc mine in Guangdong Province, China. The Company’s shares are traded on Toronto Stock Exchange and commencing May 15, 2017, on NYSE MKT Stock Exchange.

2.	Fiscal Year 2017 Highlights

  Net income attributable to equity shareholders of $43.7 million, or $0.26 per share1 , up 589% compared to net income attributable to equity shareholders of $6.3 million, or $0.04 per share in the prior year. Adjusted net income attributable2 to equity shareholders of $38.6 million or $0.23 per share, up 509% from prior year after adjustment to net impairment recovery of $5.1 million;

  Silver, lead, and zinc metals sold up 29%, 34%, and 5%, respectively from the prior year, to approximately 6.5 million ounces silver, 70.5 million pounds lead, and 18.3 million pounds zinc.

  Silver production of approximately 6.4 million ounces, surpassing the Fiscal 2017 annual production guidance by 25%.

  Sales of $163.5 million, up 51% compared to $107.9 million in the prior year.

  A 12%, 16%, and 15% increase in the head grades of silver, lead, and zinc compared to the prior year.

  Gross margin of 54% compared with 33% in the prior year.

  Cash flow from operations of $80.4 million, an increase of $48.5 million compared to $31.9 million in the prior year.

  Cash production cost per tonne ore2 decreased by 11% to $59.84 from $67.39 in the prior year.

  Cash cost per ounce of silver2 , net of by-product credits, of negative $3.03, compared to $1.44 in the prior year.

  All-in sustaining cost per ounce of silver2 , net of by-product credits, of $3.82, compared to $10.20 in the prior year; and

  Ended the fiscal year with $96.5 million in cash and cash equivalents and short-term investments, an increase of $34.5 million or 56% compared to $62.0 million as at March 31, 2016.

[1] Earnings per share refers to basic earnings per share
[2] Non IFRS measure, please see section 11 for reconciliation

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2017:

		Year ended March 31, 2017
		Ying Mining
		District[1]	GC2	Consolidated

Production Data
Mine Data
	Ore Mined (tonne)	636,760	260,746	897,506
	Ore Milled (tonne)	638,211	260,696	898,907

+	Mining cost per tonne of ore mined ($)	74.04	40.03	64.16
	Cash mining cost per tonne of ore mined ($)	51.79	32.10	46.07
	Non cash mining cost per tonne of ore mined ($)	22.25	7.93	18.09

+	Unit shipping costs($)	3.88	-	2.75

+	Milling costs per tonne of ore milled ($)	11.73	17.78	13.49
	Cash milling costs per tonne of ore milled ($)	9.50	14.73	11.02
	Non cash milling costs per tonne of ore milled ($)	2.23	3.05	2.47

+	Average Production Costs
	Silver ($ per ounce)	5.74	7.03	6.07
	Gold ($ per ounce)	412	-	446
	Lead ($ per pound)	0.33	0.51	0.35
	Zinc ($ per pound)	0.30	0.48	0.32
	Other ($ per pound)	-	0.03	0.02

+	Total production costs per ounce of Silver, net of by-product credits ($)	(0.18)	(1.69)	(0.31)
+	Total cash costs per ounce of Silver, net of by-product credits ($)	(2.70)	(6.47)	(3.03)

+	All-in sustaining costs per ounce of Silver, net of by-product credits ($)	2.61	0.20	3.82
+	All-in costs per ounce of Silver, net of by-product credits ($)	3.18	0.80	4.40

	Recovery Rates
	Silver (%)	95.5	75.7	93.2
	Lead (%)	96.5	85.7	95.3
	Zinc (%)	46.0	84.7	67.2

	Head Grades
	Silver (gram/tonne)	303	94	242
	Lead (%)	4.7	1.4	3.7
	Zinc (%)	1.0	2.8	1.5

Concentrate in stock
	Lead concentrate (tonne)	2,293	198	2,491
	Zinc concentate (tonne)	480	1,503	1,983

Sales Data
Metal Sales
	Silver (in thousands of ounces)	5,930	564	6,494
	Gold (in thousands of ounces)	3.3	-	3.3
	Lead (in thousands of pounds)	63,418	7,055	70,473
	Zinc (in thousands of pounds)	5,848	12,446	18,294
	Other (in thousands of pounds)	-	12,025	12,025

Metal Sales
	Silver (in thousands of $)	83,606	5,950	89,556
	Gold (in thousands of $)	3,344	-	3,344
	Lead (in thousands of $)	51,479	5,373	56,852
	Zinc (in thousands of $)	4,332	8,909	13,241
	Other (in thousands of $)	-	478	478
		142,761	20,710	163,471
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.10	10.55	13.79
	Gold ($ per ounce)	1,013	-	1,013
	Lead ($ per pound)	0.81	0.76	0.81
	Zinc ($ per pound)	0.74	0.72	0.72

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 53.7% from lead concentrates and 21.9% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Non-IFRS measures, see section 11 for reconciliation

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2016:

		Year ended March 31, 2016
		Ying Mining
		District[1]	GC2	Consolidated

Production Data
Mine Data
	Ore Mined (tonne)	589,766	257,575	847,341
	Ore Milled (tonne)	587,450	256,862	844,312

+	Mining costs per tonne of ore mined ($)	79.93	46.49	69.76
	Cash mining costs per tonne of ore mined ($)	56.90	38.23	51.22
	Non cash mining costs per tonne of ore mined ($)	23.03	8.26	18.54

+	Unit shipping costs($)	4.01	-	2.79

+	Milling costs per tonne of ore milled ($)	14.91	18.30	15.93
	Cash milling costs per tonne of ore milled ($)	12.34	15.79	13.38
	Non cash milling costs per tonne of ore milled ($)	2.57	2.51	2.55

+	Average Production Costs
	Silver ($ per ounce)	7.61	8.80	8.02
	Gold ($ per ounce)	492	699	532
	Lead ($ per pound)	0.42	0.58	0.45
	Zinc ($ per pound)	0.34	0.49	0.36
	Other ($ per pound)	-	0.01	0.01

+	Total production costs per ounce of Silver, net of by-product credits ($)	4.62	6.66	4.88
+	Total cash costs per ounce of Silver, net of by-product credits ($)	1.38	1.85	1.44

+	All-in sustaining costs per ounce of Silver, net of by-product credits ($)	8.60	8.81	10.20
+	All-in costs per ounce of Silver, net of by-product credits ($)	10.10	18.54	12.74

	Recovery Rates
	Silver (%)	95.0	78.9	90.1
	Lead (%)	95.6	88.2	93.4
	Zinc (%)	54.1	82.9	62.7

	Head Grades
	Silver (gram/tonne)	268	94	216
	Lead (%)	3.9	1.8	3.2
	Zinc (%)	0.8	2.5	1.3

Concentrate in stock
	Lead concentrate (tonne)	3,205	71	3,276
	Zinc concentate (tonne)	280	34	314

Sales Data
Metal Sales
	Silver (in thousands of ounces)	4,395	637	5,032
	Gold (in thousands of ounces)	2.3	0.1	2.4
	Lead (in thousands of pounds)	43,469	9,042	52,511
	Zinc (in thousands of pounds)	5,155	12,302	17,457
	Other (in thousands of pound)	-	46,932	46,932
Metal Sales
	Silver (in thousands of $)	54,314	6,265	60,579
	Gold (in thousands of $)	1,871	42	1,913
	Lead (in thousands of $)	29,520	5,799	35,319
	Zinc (in thousands of $)	2,806	6,674	9,480
	Other (in thousands of $)	-	649	649
		88,511	19,429	107,940
Average Selling Price,Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	12.36	9.83	12.04
	Gold ($ per ounce)	799	781	798
	Lead ($ per pound)	0.68	0.64	0.67
	Zinc ($ per pound)	0.54	0.54	0.54

[1] Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 59.17% from lead concentrates and 19.71% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Non-IFRS measures, see section 11 for reconciliation

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine and Milling Production

For the year ended March 31, 2017 (“Fiscal 2017”), on a consolidated basis, the Company mined 897,506 tonnes of ore, up 6% compared to 847,341 tonnes in the year ended March 31, 2016 (“Fiscal 2016”). The increase in ore mined was mainly due to: i) 8% or 46,994 tonnes, increase at the Ying Mining District, and ii) 3,171 tonnes ore increase from the GC Mine. Ore milled had a corresponding increase of 6% to 898,907 tonnes of ore compared to 844,312 tonnes in Fiscal 2016.

(b)	Metal Sales

In Fiscal 2017, the Company sold 6.5 million ounces of silver, 3,300 ounces of gold, 70.5 million pounds of lead, and 18.3 million pounds of zinc, compared to 5.0 million ounces of silver, 2,400 ounces of gold, 52.5 million pounds of lead, and 17.5 million pounds of zinc, respectively, in Fiscal 2016. The increase of metals sold was mainly due to: i) a 6% increase in ore milled, and ii) a 12%, 16% and 15% increase in the head grades of silver, lead and zinc head grades, resulting largely from the ongoing dilution control measures and operation management improvements at the Ying Mining District.

The significant improvement in the head grades of silver, lead and zinc can be attributed in part to an internal “Enterprise Blog” system in the management of Mine Production and Safety Information which the Company has implemented since August 2015.

(c)	Mining and Milling Costs

In Fiscal 2017, the consolidated total mining costs and cash mining costs were $64.16 and $46.07 per tonne, a decrease of 8% and 10% compared to $69.76 and $51.22 per tonne, respectively, in Fiscal 2016. The decrease in cash mining costs were mainly due to: i) a 2% decrease in per tonne labor costs, and ii) a 28% decrease in per tonne mining preparation costs.

The consolidated total milling costs and cash milling costs in Fiscal 2017 were $13.49 and $11.02 per tonne, a decrease of 15% and 18% compared to $15.93 and $13.38 per tonne, respectively, in Fiscal 2016. The decrease in cash milling costs was mainly due to: i) a 3% decrease in per tonne labor costs, ii) a 7% reduction in per tonne utility costs, iii) a 14% decrease in per tonne raw material costs, and iv) exclusion of mineral resources tax from milling costs. Prior to June 30, 2016, mineral resource tax was levied at RMB¥13.0 per tonne of ore milled and included as part of milling costs. Effective July 1, 2016, the mineral resource tax has been changed to a levy based on a certain percentage of sales, and therefore such tax is excluded from milling costs but expensed and included directly as part of cost of sales.

Correspondingly, the consolidated cash production costs per tonne of ore processed in Fiscal 2017 decreased by 11% to $59.84 from $67.39 in the prior year.

(d)	Total and Cash Cost per Ounce of Silver, Net of By-Product Credits

In Fiscal 2017, the consolidated total production costs and cash costs per ounce of silver, net of byproduct credits, were negative $0.31 and negative $3.03 compared to $4.88 and $1.44 respectively, in the prior year. The overall decrease in cash cost per ounce of silver, net of by-product credits, is mainly due to lower per tonne cash production costs as discussed above and a 56% increase in by-product credits, arising from more lead and zinc sold and higher lead and zinc selling prices. Sales from lead and zinc accounted for 43% of the total sales and amounted to $70.1 million, an increase of $25.3 million, compared to $44.8 million in the prior year.

(e)	All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits

In Fiscal 2017, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, is $3.82 compared to $10.20 in Fiscal 2016. The decrease was mainly due to the lower per tonne cash production costs and the increase of by-product credits as discussed above.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, LM, PCG, and HZG mines, and is the Company’s primary source of production.

The operational results at the Ying Mining District for the past five quarters and for the years ended March 31, 2017 and 2016 are summarized in the table below:

Operational results - Ying Mining District
	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Fiscal year ended March 31,
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	2017	2016
Ore Mined (tonne)	112,755	171,303	179,194	173,508	99,415	636,760	589,766
Ore Milled (tonne)	108,051	182,259	180,154	167,747	99,203	638,211	587,450
Head Grades
Silver (gram/tonne)	298	303	302	308	310	303	268
Lead (%)	4.8	4.8	4.9	4.4	4.0	4.7	3.9
Zinc (%)	0.8	0.8	1.1	1.1	0.9	1.0	0.8
Recoveries
Silver (%)	96.6	95.1	95.5	95.7	95.0	95.5	95.0
Lead (%)	95.6	96.7	96.3	96.4	96.3	96.5	95.6
Zinc (%)	46.2	47.5	42.9	48.4	57.6	46.0	54.1
Metal Sales
Silver (in thousands of ounce)	1,255	1,555	1,630	1,490	857	5,930	4,395
Gold (in thousands of ounce)	0.7	0.7	1.0	0.9	0.3	3.3	2.3
Lead (in thousands of pound)	13,520	17,269	17,768	14,861	7,379	63,418	43,469
Zinc (in thousands of pound)	1,033	1,210	1,785	1,820	999	5,848	5,155
Cash mining costs ($ per tonne)	49.99	55.21	49.13	52.33	54.63	51.79	56.90
Total mining costs ($ per tonne)	53.50	80.53	76.30	78.64	83.24	74.04	79.93
Cash milling costs ($ per tonne)	10.43	9.09	8.85	10.07	13.70	9.50	12.34
Total milling costs ($ per tonne)	13.60	11.03	10.86	12.25	17.38	11.73	14.91
Cash production costs ($ per tonne)	64.34	68.22	61.79	66.27	71.90	65.17	73.25

Cash costs per ounce of silver ($)	(3.73)	(4.60)	(2.68)	0.12	2.83	(2.70)	1.38
All-in sustaining costs per ounce of silver ($)	0.74	1.34	2.33	5.80	8.92	2.61	8.60

In Fiscal 2017, the total ore mined at the Ying Mining District was 636,760 tonnes, an 8% increase compared to 589,766 tonnes mined in the prior year. Correspondingly, ore milled increased by 9% to 638,211 tonnes from 587,450 tonnes in the prior year. Silver, lead and zinc head grades improved by 13%, 20% and 19%, respectively, to 303 grams per ton (“g/t”) for silver, 4.7% for lead and 1.0% for zinc from 268 g/t for silver, 3.9% for lead and 0.8% for zinc in the prior year, resulting largely from the ongoing dilution control and operation management improvements.

Silver, gold, lead, and zinc metals sold in Fiscal 2017 at the Ying Mining District was up by 35%, 43%, 46% and 13%, respectively, to approximately 5.9 million ounces silver, 3,300 ounces gold, 63.4 million pounds lead, and 5.8 million pounds zinc from 4.4 million ounces silver, 2,300 ounces gold, 43.5 million pounds lead, and 5.2 million pounds of zinc.

Total and cash mining costs per tonne at the Ying Mining District in Fiscal 2017 were $74.04 and $51.79 per tonne, respectively, compared to $79.93 and $56.90 per tonne in the prior year. The decrease in cash mining costs was mainly due to: i) a 4% decrease in per tonne labour costs, and ii) a 28% decrease in per tonne mining preparation costs.

Total and cash milling costs per tonne at the Ying Mining District in Fiscal 2017 were $11.73 and $9.50, a decrease of 21% and 23%, respectively, compared to $14.91 and $12.34 in Fiscal 2016. The decrease in cash milling costs was mainly due to: i) an 8% decrease in per tonne labor costs, ii) a 20% reduction in raw material costs, iii) a 10% decrease in per tonne utility costs, and iv) the exclusion of mineral resources tax from milling costs. Prior to June 30, 2016, mineral resource tax was levied at RMB¥13.0 per tonne of ore milled and included as part of milling costs. Effective July 1, 2016, the mineral resource tax has been changed to a levy based on a certain percentage of sales, and therefore such tax is excluded from milling costs but expensed and included directly as part of cost of sales.

Correspondingly, cash production cost per tonne of ore processed in Fiscal 2017 at the Ying Mining

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

District was $65.17, an 11% decrease compared to $73.25 in the prior year due to the decrease in both per tonne cash mining and milling costs.

Cash cost per ounce of silver, net of by-product credits, in Fiscal 2017 at the Ying Mining District, was negative $2.70 compared to $1.38 in the prior year. The decrease was mainly due to: i) lower per tonne cash production costs as discussed above, and ii) a 73% increase in by-product credits mainly arising from a 46% and 13% increase in lead and zinc metals sold and a 19% and 37% increase in net realized lead and zinc selling prices. Sales from lead and zinc accounted for 39% of the total sales at the Ying Mining District in Fiscal 2017, and amounted to $55.8 million, an increase of $23.5 million, compared to $32.3 million in the prior year.

All in sustaining costs per ounce of silver, net of by-product credits, in Fiscal 2017 at the Ying Mining District was $2.61 compared to $8.60 in the prior year. The decrease was mainly due to lower cash cost per ounce of silver as discussed above.

In Fiscal 2017, approximately 93,755 meters (“m”) of underground diamond drilling (Fiscal 2016 –63,398 m) and 17,787 m of preparation tunnelling (Fiscal 2016 – 19,113 m) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 60,241 m of horizontal tunnel, raises and declines (58,268 m) were completed and capitalized. Total exploration and development expenditures capitalized at the Ying Mining District in Fiscal 2017 were $18.1 million compared to $18.9 million in Fiscal 2016.

In Q4 Fiscal 2017, the Company mined 112,755 tonnes of ore at the Ying Mining District, a 13% increase compared to 99,415 tonnes in Q4 Fiscal 2016. Correspondently, ore milled increased by 9% to 108,051 tonnes from 99,203 tonnes in the prior year quarter. Head grades were 298 gram per tonne (“g/t”) for silver, 4.8% for lead, and 0.8% for zinc in Q4 Fiscal 2017, compared to 310 g/t for silver, 4.0% for lead, and 0.9% for zinc in Q4 Fiscal 2016.

Silver, lead, and zinc metals sold in Q4 Fiscal 2017 at the Ying Mining District was up by 46%, 83%, and 3%, respectively, to approximately 1.3 million ounces silver, 13.5 million pounds lead, and 1.0 million pounds zinc from 0.9 million ounces silver, 7.4 million pounds lead, and 1.0 million pounds of zinc.

In Q4 Fiscal 2017, the total and cash mining costs per tonne, at the Ying Mining District, were $53.50 and $49.99, compared to $83.24 and $54.63 in Q4 Fiscal 2016. The decrease in per tonne cash mining costs was mainly due to higher output resulting in lower per tonne labor costs and mine administration costs.

The total milling and cash milling cost per tonne in Q4 Fiscal 2017 at the Ying Mining District was $13.60 and $10.43, a decrease of 22% and 24%, respectively, compared to $17.38 and $13.70 in the prior year period. The decrease in cash milling costs was mainly due to: i) a 16% decrease in per tonne labor costs, ii) a 25% reduction in raw material costs, and iii) the exclusion of mineral resources tax from milling costs as discussed above.

Correspondingly, cash production cost per tonne of ore processed in Q4 Fiscal 2017 at the Ying Mining District was $64.34, a 11% decrease compared to $71.90 in the prior year quarter due to the decrease in both per tonne cash mining and milling costs.

Cash cost per ounce of silver, net of by-product credits, at the Ying Mining District, was negative $3.73 in Q4 Fiscal 2017 compared to $2.83 in Q4 Fiscal 2016. The decrease was mainly due to: i) lower per tonne cash production costs as discussed above, and ii) a 90% increase in by-product credits arising from 83% and 3% increase in lead and zinc metals sold and 36% and 115% increase in net realized lead and zinc selling prices. Sales from lead and zinc accounted for 43% of the total sales at the Ying Mining District in the current quarter, and amounted to $13.8 million, an increase of $8.2 million, compared to $5.6 million in the prior year quarter.

All in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District in Q4 Fiscal 2017 was $0.74 per ounce of silver compared to $8.92 in Q4 Fiscal 2016. The decrease was mainly

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

due to the lower per tonne cash production costs and the increase in by-product credits as discussed above.

(ii)	GC Mine

The operational results at the GC Mine for the past five quarters are summarized in the table below:

Operational results - GC Mine	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Fiscal year ended March 31,
	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	2017	2016
Ore Mined (tonne)	40,224	81,481	74,692	64,349	50,014	260,746	257,575
Ore Milled (tonne)	39,929	81,080	76,100	63,587	50,124	260,696	256,862
Head Grades
Silver (gram/tonne)	91	89	96	99	92	94	94
Lead (%)	1.3	1.4	1.6	1.5	2.0	1.4	1.8
Zinc (%)	2.6	2.8	2.8	2.9	2.7	2.8	2.5
Recovery Rates
Silver (%)	72.8	75.4	76.2	76.8	79.1	75.7	78.9
Lead (%)	82.4	85.5	86.6	86.9	84.9	85.7	88.2
Zinc (%)	74.8	86.5	86.4	85.8	82.6	84.7	82.9
Metal Sales
Silver (in thousands of ounce)	53	179	183	149	118	564	637
Lead (in thousands of pound)	818	2,214	2,163	1,860	1,970	7,055	9,042
Zinc (in thousands of pound)	455	4,478	4,106	3,407	2,576	12,446	12,302
Cash mining costs ($ per tonne)	37.91	31.34	28.61	33.50	26.24	32.10	38.23
Total mining costs ($ per tonne)	45.37	38.90	36.78	41.91	34.76	40.03	46.49
Cash milling costs ($ per tonne)	20.06	13.09	12.94	15.60	16.99	14.73	15.79
Total milling costs ($ per tonne)	24.99	15.50	15.57	18.81	20.67	17.78	18.30
Cash production costs ($ per tonne)	57.97	44.43	41.55	49.10	43.23	46.83	54.02

Cash costs per ounce of silver ($)	(1.72)	(13.11)	(6.39)	(0.28)	(2.24)	(6.47)	1.85
All-in sustaining costs per ounce of silver ($)	14.55	(6.12)	(1.49)	4.76	1.19	0.20	8.81

In Fiscal 2017, the total ore mined at the GC Mine was 260,746 tonnes, a 1% increase compared to 257,575 tonnes of mined in Fiscal 2016. Correspondingly, ore milled increased by 1% to 260,696 tonnes from 256,862 tonnes in the prior year. Head grades were 94 g/t for silver, 1.4% for lead, and 2.8% for zinc compared to 94 g/t for silver, 1.8% for lead, and 2.5% for zinc in the prior year.

In Fiscal 2017, GC Mine sold 564 thousand ounces of silver, 7.1 million pounds of lead, 12.4 million pounds of zinc compared to 637 thousand ounces of silver, 9.0 million pounds of lead, and 12.3 million pounds of zinc sold in the prior year.

Total and cash mining costs per tonne at the GC Mine in Fiscal 2017 were $40.03 and $32.10 per tonne, compared to $46.49 and $38.23 per tonne in Fiscal 2016. The decrease in cash mining costs was mainly because approximately 35% of ore was by-product ore from exploration tunnelling or extracted from previously mined stopes for which direct mining costs were paid in prior years and the only cost involved was to ship the ore to the mill.

Total and cash milling costs per tonne at the GC Mine in Fiscal 2017 were $17.78 and $14.73, compared to $18.30 and $15.79, respectively, in Fiscal 2016. The decrease in milling costs was mainly due to the exclusion of mineral resources from milling costs as discussed above.

Correspondingly, cash production costs per tonne of ore processed in Fiscal 2017 at the GC Mine decreased by 13% to $46.83 from $54.02 in the prior year due to the decrease in both per tonne cash mining and milling costs.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $6.47 compared to $1.85 in the prior year. The decrease was mainly due to: i) lower per tonne cash production costs as discussed above, and ii) a 12% increase in by-product credits, mainly arising from more zinc sold and a 19% and 33% increase in net realized lead and zinc selling prices. Sale from lead and zinc accounted for 69% of the total sales at the GC Mine in Fiscal 2017, and amounted to $14.3 million, an increase of $1.8 million, compared to $12.5 million in the prior year.

All in sustaining costs per ounce of silver, net of by-product credits, in Fiscal 2017 at the GC Mine was $0.20 compared to $8.81 in the prior year. The decrease was mainly due to lower cash costs per ounce

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

of silver as discussed above and less corporate expenditures and sustaining capital expenditures incurred.

In Fiscal 2017, approximately 12,484 m of underground diamond drilling (Fiscal 2016 – 20,556 m) and 14,690 m of tunnelling (Fiscal 2016 – 13,570 m) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 1,721 m of horizontal tunnel, raises and declines (Fiscal 2016 – 1,409 m) were completed and capitalized. Total exploration and development expenditures capitalized at the GC Mine in Fiscal 2017 were $0.7 million compared to $0.9 million in Fiscal 2016.

In Q4 Fiscal 2017, the Company mined 40,224 tonnes of ore at the GC Mine, a 20% decrease compared to 50,014 tonnes in the prior year quarter. Correspondently, ore milled decreased by 20% to 39,929 tonnes from 50,124 tonnes in Q4 Fiscal 2016. Head grades were 91 g/t for silver, 1.3% for lead, and 2.6% for zinc in Q4 Fiscal 2017, compared to 92 g/t for silver, 2.0% for lead, and 2.7% for zinc in the prior year quarter.

Silver, lead, and zinc metals sold in Q4 Fiscal 2017 at the GC Mine was down by 55%, 58%, and 82%, respectively, to approximately 53 thousand ounces silver, 818 thousand pounds lead, and 455 thousand pounds zinc from 118 thousand ounces silver, 2.0 million pounds lead, and 2.6 million pounds of zinc. The decrease was mainly due to: i) lower production in Q4 Fiscal 2017, and ii) increase in concentrate inventory. As at March 31, 2017, GC mine was holding 198 tonnes of lead concentrate inventory and 1,503 tonnes of zinc concentrate inventory, an increase of 127 tonnes and 1,469 tonnes, respectively, compared to 71 tonnes of lead concentrate and 34 tonnes of zinc concentrate held as at March 31, 2016, and an increase of 188 tonnes and 1,494 tonnes, respectively, compared to 10 tonnes of lead concentrate and 29 tonnes of zinc concentrate held as at December 31, 2016.

In Q4 Fiscal 2017, the total and cash mining costs per tonne, at the GC Mine, were $45.37 and $37.91, compared to $34.76 and $26.24 in the prior year period. The increase in per tonne cash mining costs was mainly due to lower output resulting in higher per tonne labor costs and mine administration costs.

The total milling and cash milling costs per tonne in Q4 Fiscal 2017 at the GC Mine was $24.99 and $20.06, compared to $20.67 and $16.99 in the prior year quarter. The increase in per tonne milling costs was mainly due to lower output resulting in higher per tonne fixed overhead costs allocated.

Correspondingly, cash production costs per tonne of ore processed in Q4 Fiscal 2017 at the GC Mine increased to $57.97 from $43.23 in the prior year quarter due to the increase in both per tonne cash mining and milling costs.

(iii)	BYP Mine

The BYP mine was placed on care and maintenance in August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the current market environment. The Company continues to review alternatives for this project.

(iv)	Silvertip NSR

On April 5, 2017, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Maverix Metal Inc. (“Maverix”), a publicly traded (TSX-V: MMX) Canadian precious metals royalty and streaming company, to sell its 2.5% net smelter return (“NSR”) on the Silvertip Mine for consideration of up to 6,600,000 of Maverix’s common shares payable as follows:

  3,800,000 common shares of Maverix on closing of the transaction; and

  2,800,000 common shares of Maverix when the Silvertip Mine achieves (i) commercial production, and (ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

On April 19, 2017, the transaction was closed and the Company received a total of 3,800,000 Maverix common shares.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(v)	Comparison of Fiscal 2017 Results with Fiscal 2017 Guidance

The following table provides a comparison of Fiscal 2017 results to the Fiscal 2017 production guidance provided at the start of Fiscal 2017:

	Ying Mining District		GC Mine		Consolidated
	F2017	Guidance	F2017	Guidance	F2017	Guidance
Ore (tonne)	638,211	610,000	260,696	250,000	898,907	860,000
Head Grades
Silver (gram/tonne)	303	260	94	109
Lead (%)	4.7	4.1	1.4	1.3
Zinc (%)	1.0	0.8	2.8	3.0
Metal Production*
Silver (million ounces)	5.8	4.6	0.6	0.5	6.4	5.1
Lead ( million pounds)	61.9	50.7	7.1	6.3	69.0	57.0
Zinc (million pound)	6.0	5.3	13.7	14.0	19.7	19.3
Costs
Cash production cost ($/tonne of ore)	65.17	74.30	46.83	47.00	59.84	66.40
AISC**	2.61	8.13	0.20	8.86	3.82	9.67

*Metal production is estimated based on head grades of the ore processed and metal recoveries.
**AISC is referred to all in sustaining costs per ounce of silver, net of by-product credits.

On a consolidation basis, silver, lead and zinc production surpassed the guidance by 25%, 21%, and 2% respectively, while the per tonne cash production costs decreased by 10% and the all-in sustaining costs, net of by-product credits, decreased by 61% compared to the guidance.

At the Ying Mining District, silver, lead, and zinc production surpassed the guidance by 26%, 22%, and 13% mainly due to the increase of head grades and higher output achieved. Silver, lead and zinc head grades increased by 17%, 14%, and 19%, respectively, to 303 g/t for silver, 4.7 for lead, and 1.0% for zinc from the guidance of 260 g/t for silver, 4.1% for lead, and 0.8% for zinc. Per tonne cash production costs and all in sustaining costs per ounce of silver, net of by-product credits, were better than the guidance.

At the GC Mine, silver and lead production surpassed the guidance by 20% and 13%, while there was a 2% short fall in zinc production mainly due to zinc head grades being 6% below guidance, offset by a 4% increase in ore processed. Per tonne cash production costs met the guidance while the all in sustaining costs, net of by-product credits was better than the guidance.

4.	Fiscal 2018 Production and Cash Costs Guidance

Fiscal 2018 production guidance was previously announced in our press release dated February 2, 2017. The Company continues to expect production of approximately 900,000 tonnes of ore, yielding 5.7 million ounces of silver, 63.1 million pounds of lead, and 18.3 million pounds of zinc in Fiscal 2018. The consolidated all-in sustaining costs (“AISC”) is forecasted to be $5.4 per ounce of silver after credits from gold, lead, zinc, and other metals. The table below sets out more detailed guidance for fiscal 2018.

	Ore processed	Silver	Lead	Zinc
	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	650,000	275	4.2	0.9
GC Mine	250,000	90	1.5	2.6

	Silver	Lead	Zinc	Cash cost*	AISC*
	(Moz)	(Mlbs)	(Mlbs)	($/t)	($/oz Ag)
Ying Mining District	5.3	56.0	6.0	66.8	4.2
GC Mine	0.4	7.1	12.3	46.1	(1.0)
Consolidated	5.7	63.1	18.3	61.0	5.4

*Both AISC and cash costs are non-IFRS measures. AISC refers to all-in sustaining costs per ounce of silver, net of credits from gold, lead, zinc and other metals. Cash costs refers to cash production costs per tonne ore processed. Foreign exchange rates assumptions used are: US$1 = CAD$1.33, US$1 = RMB¥6.85; metal prices assumptions used are US$17/oz for silver, US$1,185/oz for gold, US$0.98/lb for lead, and US$1.07/lb for zinc.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Ying Mining District, Henan Province, China

In Fiscal 2018, Ying Mining District plans to mine and process 650,000 tonnes of ore averaging 275 g/t silver, 4.2% lead, and 0.9% zinc with expected metal production of 5.3 million ounces of silver, 56.0 million pounds of lead and 6.0 million of zinc. The cash production costs is expected to be $66.8 per tonne of ore. All-in sustaining costs per ounce of silver is estimated to be $4.2 per ounce of silver.

The forecasted capital expenditures at the Ying Mining District in Fiscal 2018 are revised to $24.0 million from the original budgeted $21.5 million as the Company plans for an additional 1,600 meters ramp development at the LM West Mine. The revised fiscal 2018 capital expenditures at the Ying Mining District include sustaining capital expenditures of $19.5 million and other capital expenditures of $4.5 million.

(b)	GC Mine, Guangdong Province, China

In Fiscal 2018, GC Mine plans to mine and process 250,000 tonnes of ore averaging 90 g/t silver, 1.5% lead and 2.6% zinc with expected metal production of 0.4 million ounces of silver, 7.1 million pounds of lead and 12.3 million pounds of zinc. The cash production costs is expected to be $46.1 per tonne of ore. All in sustaining cash costs at GC Mine is expected to be negative $1.0 per ounce of silver.

Capital expenditures at GC Mine in Fiscal 2018 are budgeted at $1.0 million, which includes sustaining capital expenditures of $0.5 million and other capital expenditures of $0.5 million.

(c)	Consolidated AISC

Consolidated all-in sustaining costs is estimated to be $5.4 per ounce of silver with detailed breakdown as follows:

				Corporate and
Fiscal 2018 AISC Guidance		Ying Mining District	GC Mine	other	Consolidated
Cash production cost		$43,401	$11,528	$-	$54,929
By-production credits		(51,982)	(15,044)	-	(67,026)
Cash cost, net of by-product credits		(8,581)	(3,516)	-	(12,097)
Government fee and other taxes		5,598	873	15	6,486
Reclamation accretion		415	32	42	489
General and administration		5,237	1,730	9,212	16,179
Sustaining captial		19,544	489	-	20,033
All-in sustaining costs, net of by-product credits	A	22,213	(392)	9,269	31,090
Silver production (in thousands of ounces)	B	5,322	393	-	5,715
All-in sustaining cost per ounce of silver, net of by product credits	A/B	$4.2	$(1.0)	$-	$5.4

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Fiscal Year 2017 Financial Results

(a)	Selected Annual Information

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Sales	$163,471	$107,940	$128,465
Gross Profit	88,186	36,015	54,718
Expenses and foreigh exchange	(20,486)	(23,220)	(21,827)
Impairment reversal (expenses)	5,097	-	(130,349)
Other Items	1,938	(107)	1,685
Net income (loss)	55,498	9,939	(108,740)
Net income (loss) attributable to the equity holders of the Company	43,674	6,336	(103,109)
Basic earnings (loss) per share	0.26	0.04	(0.60)
Diluted earnings (loss) per share	0.25	0.04	(0.60)
Cash dividend declared	1,585	685	2,973
Cash dividend declared per share (CAD)	0.015	0.005	0.020
Total assets	397,970	372,019	372,446
Total non-current liabilities	39,878	43,348	44,236

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

(b)	Financial Results – Fiscal 2017 compared to Fiscal 2016

Net income attributable to the shareholders of the Company in Fiscal 2017 was $43.7 million, or $0.26 per share, up 589% compared to $6.3 million, or $0.04 per share in Fiscal 2016. The adjusted net income attributable to the shareholders of the Company was $38.6 million, or $0.23 per share, up 509% from the prior year after adjustment of one-time impairment recovery of $5.3 million and impairment charges of $0.2 million.

In the current fiscal year, the Company’s financial results were mainly impacted by the following: i) improved head grades yielded higher silver, lead, and zinc metals sold, up 29%, 34%, and 5% respectively; ii) a 9% decrease in per tonne ore production costs; and iii) the increase of metals prices, as the realized selling price for silver, lead, and zinc increased by 15%, 21%, and 33% compared to the prior year, respectively.

Sales in Fiscal 2017 were $163.5 million, up 51% compared to $107.9 million in Fiscal 2016. Silver and gold sales represented $89.6 million and $3.3 million, respectively, while base metals represented $70.6 million of total sales compared to silver, gold and base metals of $60.6 million, $1.9 million, and $45.4 million, respectively, in Fiscal 2016.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal prices. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Fiscal 2017, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	FY 2017	FY 2016	FY 2017	FY 2016	FY 2017	FY 2016	FY 2017	FY 2016
Net realized selling prices	$13.79	$12.04	$1,013	$798	$0.81	$0.67	$0.72	$0.54
Add back: Value added taxes	2.34	2.05	-	-	0.14	0.11	0.12	0.09
Add back: Smelter charges and recovery	2.23	2.25	256	355	0.11	0.17	0.42	0.41
SME	$18.37	$16.34	$1,269	$1,153	$1.05	$0.95	$1.27	$1.04
LME	$17.77	$15.22	$1,260	$1,150	$0.91	$0.80	$1.07	$0.83

Cost of sales in Fiscal 2017 was $75.3 million compared to $71.9 million in Fiscal 2016. The cost of sales

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

included $57.6 million (Fiscal 2016 - $54.5 million) cash costs, $17.7 million (Fiscal 2016 - $17.3 million) depreciation, amortization and depletion charges, and a $nil write down of inventories (Fiscal 2016 -$0.2 million).

Gross profit margin in Fiscal 2017 was 54% compared to 33% in Fiscal 2016. The improvement of gross profit margin was mainly due to: i) a 12%, 16%, and 15% increase in the head grades of silver, lead, and zinc; ii) a 9% decrease in per tonne ore production costs; and iii) the increase of metal prices. Ying Mining District’s gross margin was 57% compared to a 38% gross profit margin in the prior year, while GC Mine’s profit margin was 31% compared to a 10% gross profit margin in the prior year.

General and administrative expenses in Fiscal 2017 were $16.8 million, a decrease of 3% compared to $17.4 million in Fiscal 2016. Items included in general and administrative expenses are as follows:

(i)	Amortization expenses of $1.2 million (Fiscal 2016 - $1.6 million);

(ii)	Office and administrative expenses of $5.5 million (Fiscal 2014 - $6.5 million);

(iii)	Salaries and benefits of $7.4 million (Fiscal 2016 - $7.1 million);

(iv)	Stock based compensation expense of $1.0 million (Fiscal 2016 - $0.9 million); and

(v)	Professional fees of $1.7 million (Fiscal 2016 - $1.4 million).

Government fees and other taxes in Fiscal 2017 were $4.0 million (Fiscal 2016 - $5.8 million). Government fees included mineral resource compensation fees and environmental protection fees paid to the state and local Chinese governments. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty, and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

Foreign exchange gain in Fiscal 2017 was $339 compared to foreign exchange loss of $46 in Fiscal 2016. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Fiscal 2017 was $538 compared to a loss of $100 in the prior year. The gain or loss was related to the disposal of obsolete equipment.

Loss on disposal of a subsidiary in Fiscal 2017 was $nil compared to $460 in the prior year. In November 2015, Songxian Gold Mining Co.,Ltd., a 77.5% indirect owned subsidiary of the Company, disposed of its 51% equity interest in Rongtai Mining Co., Ltd (“Rongtai”) for $11 (RMB ¥70), resulting in a loss of $460. Rongtai did not hold any significant assets other than its working capital and certain equipment.

Share of income in an associate in Fiscal 2017 was $282 (Fiscal 2016 – loss of $50), representing the Company’s equity pickup in New Pacific Holding Corp. (“NUX”). The Company recorded its proportionate share of NUX’s net income or loss, as the Company is able to exercise significant influence over the financial and operating policies of NUX

Reversal of impairment of investment in associate in Fiscal 2017 was $5.3 million (Fiscal 2016 - $nil). Based on the quoted market price of NUX as at March 31, 2017, the Company reversed $5.3 million impairment charges recognized in prior years against the carrying value of the Company’s investment in NUX.

Impairment of mineral rights and properties, plant and equipment in Fiscal 2017 was $181 (Fiscal 2016 - $nil). In Q1 Fiscal 2017, the Company wrote off its 13.4% ownership interest in the RZY project and recorded an impairment charge of $181 against its carrying value. The RZY project is an exploration stage silver lead zinc project located in Qinghai Province, China, but had been on care and maintenance since October 2013 and there was no formal plan for restoring the project.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Finance income in Fiscal 2017 was $2.2 million compared to $1.4 million in the prior year. The Company invests in short-term investments which include term deposit and bonds.

Finance costs in Fiscal 2017 were $0.8 million compared to $1.1 million in the prior year. The finance costs include interest expenses of $226 (Fiscal 2016 - $488) on the mine right fee payable, and interest expenses of $152 (Fiscal 2016 - $49) on the bank loan, and accretion expense of $382 (Fiscal 2016 -$547) related to the unwinding of discount of environmental rehabilitations provision. In Fiscal 2017, the Company repaid the bank loan and the mineral right fee payable in full.

Income tax expenses in Fiscal 2017 were $19.2 million, compared to $2.7 million in Fiscal 2016. The income tax expense recorded in Fiscal 2017 included current income tax expense of $13.1 million (Fiscal 2016 - recoveries of $16) and deferred income tax expense of $6.1 million (Fiscal 2016 - $2.8 million).

6.	Fourth Quarter Financial Results

(a)	Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016
Sales	$34,064	$47,838	$46,298	$35,271
Gross Profit	20,304	26,379	25,759	15,744
Expenses and foreigh exchange	(5,083)	(4,557)	(4,643)	(6,203)
Impairment reversal (charges)	5,278	-	-	(181)
Other Items	981	169	827	(39)
Net (loss) income	16,334	16,638	16,006	6,520
Net (loss) income, attributable to the shareholders of the Company	13,507	13,115	12,378	4,674
Basic (loss) earnings per share	0.08	0.08	0.07	0.03
Diluted (loss) earnings per share	0.08	0.08	0.07	0.03
Cash dividend declared	-	1,585	-	-
Cash dividended declared per share (CAD)	-	0.01	-	-

	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015
Sales	$19,426	$29,081	$27,213	$32,220
Gross Profit	6,193	9,538	8,828	11,456
Expenses and foreigh exchange	(7,189)	(3,981)	(4,770)	(7,280)
Other Items	(219)	(189)	451	(151)
Net Income (Loss)	(727)	3,916	2,979	3,771
Net income (Loss), attributable to the shareholders of the Company	(1,520)	3,326	2,234	2,296
Basic earnings (loss) per share	(0.01)	0.02	0.01	0.01
Diluted earnings (loss) per share	(0.01)	0.02	0.01	0.01
Cash dividend declared	-	-	-	685
Cash dividended declared per share (CAD)	-	-	-	0.005

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

(b)	Financial Results – Three months ended March 31, 2017 (“Q4 Fiscal 2017”)

Net income attributable to equity shareholders of the Company in Q4 Fiscal 2017 was $13.5 million, or $0.08 per share compared to a loss of $1.5 million, or $0.01 per share in Q4 Fiscal 2016 while the adjusted net income attributable to the equity shareholders of the Company in Q4 Fiscal 2017 was $8.2 million, or $0.05 per share after adjustment of one-time impairment recovery of $5.3 million.

The Company’s financial results in Q4 Fiscal 2017 were mainly impacted by the following: i) more lead concentrate sold at the Ying Mining District resulted in silver and lead metals sold up 34% and 53%, respectively; ii) a 19% decrease in per tonne ore production costs; and iii) the increase of metals prices, as the realized selling price for silver, lead, and zinc increased by 22%, 49%, and 107% compared to the prior year quarter, respectively.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Sales in Q4 Fiscal 2017 were $34.1 million, up 75% compared to $19.4 million in the same quarter last year. Silver and gold sales represented $18.3 million and $0.7 million, respectively, while base metals represented $15.1 million of total sales compared to silver, gold and base metals of $11.1 million, $0.3 million, and $8.0 million, respectively, in the prior year quarter.

Cost of sales in Q4 Fiscal 2017 was $13.8 million compared to $13.2 million in Q4 Fiscal 2016. The cost of sales included $12.0 million (Q4 Fiscal 2016 - $10.2 million) cash costs, $1.8 million (Q4 Fiscal 2016 -$2.8 million) depreciation, amortization and depletion charges, and $nil write down of inventories (Q4 Fiscal 2016 - $0.2 million).

Gross profit margin in Q4 Fiscal 2017 improved to 60%, compared to 32% in Q4 Fiscal 2016.

General and administrative expenses in Q4 Fiscal 2017 were $4.4 million, an increase of 9% compared to $4.0 million in Q4 Fiscal 2016. Items included in general and administrative expenses in Q4 Fiscal 2017 are as follows:

(vi)	Amortization expenses of $0.2 million (Q4 Fiscal 2016 - $0.4 million);

(vii)	Office and administrative expenses of $1.4 million (Q4 Fiscal 2014 - $1.9 million);

(viii)	Salaries and benefits of $2.1 million (Q4 Fiscal 2016 - $1.4 million);

(ix)	Stock based compensation expense of $0.3 million (Q4 Fiscal 2016 - $0.2 million); and

(x)	Professional fees of $0.2 million (Q4 Fiscal 2016 - $0.3 million).

Government fees and other taxes in Q4 Fiscal 2017 were $0.5 million (Q4 Fiscal 2016 - $1.0 million).

Foreign exchange loss in Q4 Fiscal 2017 was $197 compared to $2.2 million in Q4 Fiscal 2016. The foreign exchange gain or loss is mainly driven by the fluctuation of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Q4 Fiscal 2017 was $81 compared to $20 in the prior year quarter. The loss was related to the disposal of obsolete equipment.

Share of income in an associate in Q4 Fiscal 2017 was $122 (Q4 Fiscal 2016 - loss of $216), representing the Company’s equity pickup in NUX.

Reversal of impairment of investment in associate in Q4 Fiscal 2017 was $5.3 million (Fiscal 2016 - $nil). Based on the quoted market price of NUX as at March 31, 2017, the Company reversed $5.3 million in impairment charges recognized in prior years against the carrying value of the Company’s investment in NUX.

Income tax expenses in Q4 Fiscal 2017 were $5.1 million, compared to income tax recoveries of $0.5 million in the same period last year. The income tax expenses recorded in Q4 Fiscal 2017 included current income tax expenses of $2.8 million (Q4 Fiscal 2016 - recoveries of $0.8 million) and deferred income taxes expenses of $2.3 million (Q4 Fiscal 2016 – expenses of $0.3 million).

7.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at March 31, 2017 were $96.5 million, an increase of $34.5 million or 56%, compared to $62.0 million cash and cash equivalents and short-term investment as at March 31, 2016.

Working capital as at March 31, 2017 was $70.7 million, an increase of $35.5 million or 101%, compared to $35.2 million working capital as at March 31, 2016.

Cash flows provided by operating activities in Fiscal 2017 were $80.4 million, an increase of $48.5 million or 152%, compared to $31.9 million in the prior year. Before changes in non-cash operating

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

working capital1, cash flows provided by operating activities in Fiscal 2017 were $76.0 million, an increase of $42.8 million or 129%, compared to $33.1 million in the prior year mainly due to the improvement of operating earnings.

In Q4 Fiscal 2017, cash flow provided by operating activities were $4.9 million in Q4 Fiscal 2017 compared to $4.3 million in Q4 Fiscal 2016. Before changes in non-cash operating working capital, cash flows provided by operating activities in the current quarter were $9.1 million, an increase of $7.0 million, compared to $2.1 million in the prior year quarter.

Cash flows used in investing activities in Fiscal 2017 were $43.6 million (Fiscal 2016 - $47.1 million), comprising mainly of payment of $8.7 million to repay the mineral right fee payable the Company incurred in prior years for the mining permit of the SGX mine, $1.3 million paid to renew the mining permit for TLP and LM Mine, $17.9 million for capital mineral exploration and development expenditures, and $8.0 million for acquisition of plant and equipment, $0.8 million for other investments, $3.0 million for additional reclamation deposits, and $4.1 million for net purchases of short-term investments. In Fiscal 2016, the $47.1 million cash used in investing activities mainly comprised of capital expenditures of $30.5 million, payment of mineral right fee of $2.0 million for the HPG mine and the mineral right fee instalment of $4.3 million for the SGX mine, $0.3 million for reclamation deposits, and net purchase of short term investments of $10.8 million offset by proceeds on disposal of plant and equipment and other investments of $0.3 million and $0.4 million, respectively.

In Q4 Fiscal 2017, cash flows provided by investing activities were $1.0 million compared with $33.5 million cash used in investing activities in the prior year quarter. In Q4 Fiscal 2017, $7.4 million cash was from net redemption of short-term investments offset by $2.2 million cash used for capital mineral exploration and development expenditures, $3.4 million for acquisition of plant and equipment, and $0.8 million for reclamation deposit. In Q4 Fiscal 2016, cash flow used in investing activities mainly comprised payment of mineral right fee of $2.0 million for the HPG mine, capital expenditures of $15.0 million, an increase in the reclamation deposit of $0.3 million and the net purchase of short-term investments of $16.3 million offset by proceeds on disposal of plant and equipment of $0.06 million.

Cash flows used in financing activities in Fiscal 2017 were $7.2 million, comprising mainly of $4.3 million repayment of a bank loan, $2.2 million cash distribution to non-controlling shareholders, and $1.6 million cash dividends distributed to equity shareholders of the Company, offset by $0.9 million cash from the issuance of common shares of the Company arising from exercised stock options. In Fiscal 2016, cash flow cash flows used in financing activities were $0.9 million, comprising mainly of $4.6 million cash proceeds from a bank loan offset by $1.3 million dividends distributed to shareholders of the Company, $1.7 million distributions to non controlling shareholders, and $2.6 million of common shares buy back.

Cash flows used in financing activities in Q4 Fiscal 2017 were $4.7 million in Q4 Fiscal 2017, comprising mainly of $4.3 million repayment to bank loan and $0.8 cash distribution to non-controlling shareholders offset by $0.4 million cash from the issuance of common shares of the Company arising from exercised stock options. In Q4 Fiscal 2016, cash provided by financing activities were $5.3 million, comprising mainly of $1.6 million of repayment received from non-controlling shareholders, and $4.6 million proceeds from a bank loan, offset by $0.9 million of common shares buy-back.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$3,849	$845	$3,004	$-
Commitments	$6,418	$-	$-	$6,418

As of March 31, 2017, the Company has two office rental agreements totaling $3,849 for the next five

[1] Non-IFRS measure

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

years and commitments of $6,418 related to the GC property. During the year ended March 31, 2017, the Company incurred rental expenses of $611 (year ended March 31, 2016 - $620), which were included in office and administrative expenses on the consolidated statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  An action commenced pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its senior officers and expert advisors was initiated in the Ontario Superior Court of Justice on May 21, 2013 relating to claims for misrepresentation, at common law and pursuant to secondary market civil liability provisions under the Securities Act (Ontario) (the “Mask Action”). On October 22, 2015, the Ontario Superior Court of Justice denied Mr. Mask leave to proceed with a class action and awarded costs in favour of Silvercorp. The Ontario Superior Court of Justice decision noted that the plaintiff’s case was so weak or had been so successfully rebutted by Silvercorp that the Plaintiff had no reasonable possibility of success at trial, a finding that was upheld by the Court of Appeal. That action was discontinued by Order of the Ontario Court on April 19, 2017. Three other parallel class action lawsuits filed against the Company, in the Ontario Superior Court of Justice on September 11, 2013 and in the British Columbia Supreme Court on August 30, 2013 and on September 9, 2013, have also been discontinued. The Company has received CAD$470,000 in satisfaction of two litigation cost awards granted in its favour, first by the Ontario Superior Court of Justice, and later by the Court of Appeal of Ontario.

  On August 19, 2014, an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). The case is currently scheduled for a 60 day jury trial, commencing February 2018. The Company believes that there is no merit to the allegations and intends to pursue a vigorous defence.

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Mine. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from XHP mine. A trial was heard in March 2017 but a court decision has not yet been made.
  The carrying value of XHP mine was impaired to $nil in fiscal year 2015.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interest related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million). SX Gold fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was not paid. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). On June 17, 2016, the court issued an order in favor of SX Gold. The court order demands HA Mining to pay $3.4 million (RMB22.75 million) to SX Gold. On July 1, 2016, HA Mining filed an appeal to the court order. A trial was heard in April 2017 but a court decision has not yet been made. The outstanding receivable amount of $4.0 million (RMB26.0 million) was written off in prior years.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

8.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at March 31, 2017 and March 31, 2016

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

that are not otherwise disclosed. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2017
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$73,003	$-	$-	$73,003
Investments in publicly traded companies	1,207	-	-	1,207
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-

(1) Level 3 financial instruments

	Fair value as at March 31, 2016
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$41,963	$-	$-	$41,963
Investments in publicly traded companies	287	-	-	287
Luoyang Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-

(1) Level 3 financial instruments

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of March 31, 2017 and March 31, 2016, respectively.

There were no transfers into or out of level 3 during 2017 and 2016.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2017				March 31, 2016
	Within a year	2-3 years	4-5 years	Total	Total
Mine right fee payable	$-	$-	$-	$-	$9,766
Bank loan	-	-	-	-	4,657
Accounts payable and accrued liabilities	30,374	-	-	30,374	27,457
	$30,374	$-	$-	$30,374	$41,880

(c)	Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	March 31, 2017	March 31, 2016
Financial assets denominated in U.S. Dollars	$29,093	$24,968
Financial assets denominated in Chinese RMB	$7,115	$35,521

As at March 31, 2017, with other variables unchanged, a 10% strengthening (weakening) of the RMB

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

against the USD would have increased (decreased) net income by approximately $0.7 million.

As at March 31, 2017, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $2.9 million.

(d)	Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at March 31, 2017, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short-term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from time to time from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2017 is considered to be immaterial. There were no amounts in receivables which were past due at March 31, 2017 (at March 31, 2016 - $nil) for which no provision is recognized.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2017, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1.2 million.

9.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

Due from related parties	March 31, 2017	March 31, 2016
NUX (a)	$92	$13
Henan Non-ferrous Geology Minerals Ltd.	-	90
	$92	$103

Due to related parties	March 31, 2017	March 31, 2016
Parkside Management Ltd. (b)	$-	179
	$-	$179

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2017, the Company recovered $194 (year ended March 31, 2016 - $219) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

For the year ended March 31, 2017, the Company paid $250 (year ended March 31, 2016 - $740) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(c)

The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the year ended March 31, 2017, total rents were $252 (year ended March 31, 2016 - $252).

Transactions with related parties are made terms agreed upon by the two parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

(d)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2017 and 2016 were as follows:

	Years Ended March 31,
	2017	2016
Directors' fees	$151	$177
Salaries for key management personnel	1,380	1,419
Share-based compensation	727	1,142
	$2,258	$2,738

Salaries of key management personnel include consulting and management fees disclosed in section 10 (b) above. Share-based compensation expenses were measured at grant date fair value.

11.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the years ended March 31, 2017 and 2016:

(a)	Adjusted Net Income and Adjusted Earnings Per Share

Adjusted net income and adjusted earnings per share are non-IFRS measures that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relate to positions that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted net income nor adjusted earnings per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. The following table shows a reconciliation of adjusted net income and loss for the three and twelve months ended March 31, 2017 and 2016, to the net (loss) earnings for each period.

	Three months ended March 31,		Year ended March 31,
('000s US$)	2017	2016	2017	2016
Net income (loss) for the period	$16,334	$(727)	$55,498	$9,939
Adjust impairment loss on plant and equipment and mineral
rights and properties	-	-	181	-
Adjust impairment reversal of investment in associate	(5,278)	-	(5,278)	-
Adjusted net income (loss) for the period	$11,056	$(727)	$50,401	$9,939
Non-controlling interest	$2,827	$793	$11,824	$3,603
Adjustments to non-controlling interest	-	-	-	-
Adjusted non-controlling interest	2,827	793	11,824	3,603
Adjusted net income (loss) attributable to equity shareholders	$8,229	$(1,520)	$38,577	$6,336
Adjusted earnings (loss) per share attibutable to the equity shareholders of the Company
Basic earnings (loss) per share	$0.05	$(0.01)	$0.23	$0.04
Diluted earnings (loss) per share	$0.05	$(0.01)	$0.23	$0.04
Weighted Average Number of Shares Outstanding - Basic	167,602,781	168,020,946	167,185,234	169,377,066
Weighted Average Number of Shares Outstanding - Diluted	171,984,629	168,020,946	171,350,024	169,763,096

(b)	Cash and Total Costs per Ounce

Cash and total costs per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. Cash and total costs on a by-product basis are calculated by deducting revenue from the sales of by-product metals from the Company’s cash and total cost of sales.

The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Year ended March 31, 2017
		Ying Mining
		District	GC	Total
Cost of sales		$60,994	$14,291	$75,285
Mineral resources tax		(2,884)	(482)	(3,366)
Total production costs expensed into cost of sales	A	58,110	13,809	71,919
Amortization and depletion		(14,987)	(2,699)	(17,686)
Total cash production cost expensed into cost of sales	B	43,123	11,110	54,233
By-product sales
Gold		(3,344)	-	(3,344)
Lead		(51,479)	(5,373)	(56,852)
Zinc		(4,332)	(8,909)	(13,241)
Other		-	(478)	(478)
Total by-product sales	C	(59,155)	(14,760)	(73,915)
Silver ounces sold ('000s)	D	5,930	564	6,494
Total production costs per ounce of silver, net of by-product credits	(A+C)/D	$(0.18)	$(1.69)	$(0.31)
Total cash costs per ounce of silver, net of by-product credits	(B+C)/D	$(2.70)	$(6.47)	$(3.03)

By-product credits per ounce of silver
Gold		$(0.56)	$-	$(0.51)
Lead		(8.68)	(9.53)	(8.75)
Zinc		(0.73)	(15.80)	(2.04)
Other		-	(0.85)	(0.07)
Total by-product credits per ounce of silver		$(9.97)	$(26.18)	$(11.37)

Year ended March 31, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$54,517	$17,408	$71,925
Amortization and depletion		(14,235)	(3,065)	(17,300)
Total cash production cost expensed into cost of sales	B	40,282	14,343	54,625
By-product sales
Gold		(1,871)	(42)	(1,913)
Lead		(29,520)	(5,799)	(35,319)
Zinc		(2,806)	(6,674)	(9,480)
Other		-	(649)	(649)
Total by-product sales	C	(34,197)	(13,164)	(47,361)
Silver ounces sold ('000s)	D	4,395	637	5,032
Total production costs per ounce of silver, net of by-product credits	(A+C)/D	$4.62	$6.66	$4.88
Total cash costs per ounce of silver, net of by-product credits	(B+C)/D	$1.38	$1.85	$1.44

By-product credits per ounce of silver
Gold		$(0.43)	$(0.07)	$(0.38)
Lead		(6.72)	(9.10)	(7.02)
Zinc		(0.64)	(10.48)	(1.88)
Other		-	(1.02)	(0.13)
Total by-product credits per ounce of silver		$(7.78)	$(20.67)	$(9.41)

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended March 31, 2017
		Ying Mining
		District	GC	Total
Cost of sales		$12,175	$1,585	$13,760
Mineral resources tax		(916)	(60)	(976)
Total production costs expensed into cost of sales	A	11,259	1,525	12,784
Amortization and depletion		(1,496)	(329)	(1,825)
Total production costs expensed into cost of sales	B	9,763	1,196	10,959
By-product sales
Gold		(662)	-	(662)
Lead		(12,756)	(717)	(13,473)
Zinc		(1,024)	(395)	(1,419)
Other		-	(175)	(175)
Total by-product sales	C	(14,442)	(1,287)	(15,729)
Silver ounces sold ('000s)	D	1,255	53	1,308
Total production costs per ounce of silver, net of by-product credits	(A+C)/D	$(2.54)	$4.49	$(2.25)
Total cash costs per ounce of silver, net of by-product credits	(B+C)/D	$(3.73)	$(1.72)	$(3.65)

By-product credits per ounce of silver
Gold		$(0.53)	$-	$(0.51)
Lead		(10.16)	(13.53)	(10.30)
Zinc		(0.82)	(7.45)	(1.08)
Other		-	(3.30)	(0.13)
Total by-product credits per ounce of silver		$(11.51)	$(24.28)	$(12.02)

Three months ended March 31, 2016
		Ying Mining
		District	GC	Total
Cost of sales	A	$10,228	$3,005	$13,233
Amortization and depletion		(1,992)	(820)	(2,812)
Total production costs expensed into cost of salses	B	8,236	2,185	10,421
By-product sales
Gold		(262)	-	(262)
Lead		(5,091)	(1,169)	(6,260)
Zinc		(459)	(1,175)	(1,634)
Other		-	(105)	(105)
Total by-product sales	C	(5,812)	(2,449)	(8,261)
Silver ounces sold ('000s)	D	857	118	975
Total production costs per ounce of silver, net of by-product credits	(A+C)/D	$5.15	$4.71	$5.10
Total cash costs per ounce of silver, net of by-product credits	(B+C)/D	$2.83	$(2.24)	$2.22

By-product credits per ounce of silver
Gold		$(0.31)	$-	$(0.27)
Lead		(5.94)	(9.91)	(6.42)
Zinc		(0.54)	(9.96)	(1.68)
Other		-	(0.89)	(0.11)
Total by-product credits per ounce of silver		$(6.78)	$(20.75)	$(8.47)

(c)	All-in & All-in Sustaining Costs per Ounce of Silver

All-in sustaining costs (“AISC”) per ounce and all-in costs (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, and sustaining capital

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

The following tables provide a detailed reconciliation of these measures for the years ended March 31, 2017 and 2016:

		Ying Mining			Developing
Year ended March 31, 2017		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$60,994	$-	$14,291	$-	$-	$75,285
Depreciation, amortization and depletion		(14,987)	-	(2,699)	-	-	(17,686)
By-products credits		(59,155)	-	(14,760)	-	-	(73,915)
Total cash cost, net of by-product credits		(13,148)	-	(3,168)	-	-	(16,316)
General & administrative		5,316	1,074	1,875	222	8,331	16,818
Amorization included in general & administrative		(463)	(380)	(208)	-	(176)	(1,227)
Government fees and other taxes		3,441	-	533	2	31	4,007
Reclamation accretion		344	30	26	(18)	-	382
Sustaining capital		19,977	76	1,055	-	32	21,140
All-in sustaining costs, net of by-product credits	A	$15,467	$800	$113	$206	$8,218	$24,804
Non-sustaining expenditures		3,403	-	336	-	-	3,739
All-in costs, net of by-product credits	B	$18,870	$800	$449	$206	$8,218	$28,543
Ounces of silver sold	C	5,930	-	564	-	-	6,494
All-in sustaining costs per ounce of silver, net of by-product credits	A/C	$2.61	$-	$0.20	$-	$-	$3.82
All-in costs per ounce of silver, net of by-product credits	B/C	$3.18	$-	$0.80	$-	$-	$4.40

		Ying Mining			Developing
Year ended March 31, 2016		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$54,517	$-	$17,408	$-	$-	$71,925
Depreciation, amortization and depletion		(14,235)	-	(3,065)	-	-	$(17,300)
By-products credits		(34,197)	-	(13,164)	-	-	$(47,361)
Total cash cost, net of by-product credits		6,085	-	1,179	-	-	7,264
General & administrative		6,572	973	2,183	424	7,242	17,394
Amorization included in general & administrative		(654)	(456)	(263)	-	(253)	(1,626)
One-time severance charges included in general & administrative		-	-	-	-	(322)	(322)
Government fees and other taxes		4,939	1	809	6	25	5,780
Reclamation accretion		413	37	32	65	-	547
Sustaining capital		20,445	151	1,672	-	7	22,275
All-in sustaining costs, net of by-product credits	A	$37,800	$706	$5,612	$495	$6,699	$51,312
Non-sustaining expenditures		6,586	-	6,199	-	-	12,785
All-in costs, net of by-product credits	B	$44,386	$706	$11,811	$495	$6,699	$64,097
Ounces of silver sold	C	4,395	-	637	-	-	5,032
All-in sustaining costs per ounce of silver, net of by-product credits	A/C	$8.60	$-	$8.81	$-	$-	$10.20
All-in costs per ounce of silver, net of by-product credits	B/C	$10.10	$-	$18.54	$-	$-	$12.74

		Ying Mining			Developing
Three month ended March 31, 2017		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$12,176	$-	$1,584	$ -	$-	$13,760
Depreciation, amortization and depletion		(1,496)	-	(329)	-	-	(1,825)
By-products credits		(14,442)	-	(1,287)	-	-	(15,729)
Total cash cost, net of by-product credits		(3,762)	-	(32)	-	-	(3,794)
General & administrative		1,210	169	458	42	2,477	4,356
Amorization included in general & administrative		(97)	(89)	(47)	-	(43)	(276)
Government fees and other taxes		451	-	77		2	530
Reclamation accretion		84	6	7	(25)	-	72
Sustaining capital		3,045	-	308	-	25	3,378
All-in sustaining costs, net of by-product credits	A	$931	$86	$771	$17	$2,461	$4,266
Non-sustaining expenditures		143	-	-	-	-	143
All-in costs, net of by-product credits	B	$1,074	$86	$771	$17	$2,461	$4,409
Ounces of silver sold	C	1,255	-	53	-	-	1,308
All-in sustaining costs per ounce of silver, net of by-product credits	A/C	$0.74	$-	$14.55	$-	$-	$3.26

All-in costs per ounce of silver, net of by-product credits	B/C	$0.86	$-	$14.55	$-	$-	$3.37

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Three months ended March 31, 2016		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$10,228	$-	$3,005	$-	$-	$13,233
Depreciation, amortization and depletion		(1,992)	-	(820)	-	-	(2,812)
By-products credits		(5,812)	-	(2,449)	-	-	(8,261)
Total cash cost, net of by-product credits		2,424	-	(264)	-	-	2,160
General & administrative		1,515	300	516	49	1,623	4,003
Amorization included in general & administrative		(155)	(110)	(68)	-	(49)	(382)
Government fees and other taxes		818	-	208	-	1	1,027
Reclamation accretion		101	9	8	58	-	176
Sustaining capital		2,941	(3)	(259)	-	-	2,679
All-in sustaining costs, net of by-product credits	A	$7,644	$196	$141	$107	$1,575	$9,663
Non-sustaining expenditures		1,063	-	5,934	-	-	6,997
All-in costs, net of by-product credits	B	$8,707	$196	$6,075	$107	$1,575	$16,660
Ounces of silver sold	C	856	-	118	-	-	974
All-in sustaining costs per ounce of silver, net of by-product credits	A/C	$8.92	$-	$1.18	$-	$-	$9.91

All-in costs per ounce of silver, net of by-product credits	B/C	$10.17	$-	$51.47	$-	$-	$17.10

(d)	Average Production Costs

The Company assesses average production costs as the total production costs on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production costs for the years ended March 31, 2017 and 2016:

		Year ended March 31, 2017			Year ended March 31, 2016
		Ying Mining			Ying Mining
		District	GC	Total	District	GC	Total
Cost of sales		$60,994	$14,291	$75,285	$54,517	$17,408	$71,925
Mineral resources tax		(2,884)	(482)	(3,366)	-	-	-
Production costs expensed in cost of sales	A	58,110	13,809	71,919	54,517	17,408	71,925
Metals revenue ( in thousands of US$)
Silver	B	83,606	5,950	89,556	54,314	6,265	60,579
Gold	C	3,344	-	3,344	1,871	42	1,913
Lead	D	51,479	5,373	56,852	29,520	5,799	35,319
Zinc	E	4,332	8,909	13,241	2,806	6,674	9,480
Other	F	-	478	478	-	649	649
	G	142,761	20,710	163,471	88,511	19,429	107,940
Metals sold
Silver (in thousands of ounces)	H	5,930	564	6,494	4,395	637	5,032
Gold (in thousands of ounces)	I	3.3	-	3.3	2.3	0.1	2.4
Lead (in thousands of pounds)	J	63,418	7,055	70,473	43,469	9,042	52,511
Zinc (in thousands of pounds)	K	5,848	12,446	18,294	5,155	12,302	17,457
Other (in thousands of pounds)	L	-	12,025	12,025	-	46,932	46,932
Average production costs ($/unit)
Silver	B/G*A/H	$5.74	$7.03	$6.07	$7.61	$8.81	$8.02
Gold	C/G*A/I	$412	$-	$446	$501	$373	$531
Lead	D/G*A/J	$0.33	$0.51	$0.35	$0.42	$0.57	$0.45
Zinc	E/G*A/K	$0.30	$0.48	$0.32	$0.34	$0.49	$0.36
Other	F/G*A/L	$-	$0.03	$0.02	$-	$0.01	$0.01

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Three months ended March 31, 2017			Three months ended March 31, 2016
		Ying Mining			Ying Mining
		District	GC	Total	District	GC	Total
Cost of sales		$12,175	$1,585	$13,760	$10,228	$3,005	$13,233
Mineral resources tax		(916)	(60)	(976)	-	-	-
Production costs expensed in cost of sales	A	11,259	1,525	12,784	10,228	3,005	13,233
Metals revenue ( in thousands of US$)
Silver	B	17,653	682	18,335	10,021	1,144	11,165
Gold	C	662	-	662	262	-	262
Lead	D	12,756	717	13,473	5,091	1,169	6,260
Zinc	E	1,024	395	1,419	459	1,175	1,634
Other	F	-	175	175	-	105	105
	G	32,095	1,969	34,064	15,833	3,593	19,426
Metals sold
Silver (in thousands of ounces)	H	1,255	53	1,308	857	118	975
Gold (in thousands of ounces)	I	0.7	-	0.7	0.3	-	0.3
Lead (in thousands of pounds)	J	13,520	818	14,338	7,379	1,970	9,349
Zinc (in thousands of pounds)	K	1,033	455	1,488	999	2,576	3,575
Other (in thousands of pounds)	L	-	3,446	3,446	-	8,027	8,027
Average production costs ($/unit)
Silver	B/G*A/H	$4.93	$9.97	$5.26	$7.54	$8.11	$7.80
Gold	C/G*A/I	$332	$-	$355	$517	$-	$595
Lead	D/G*A/J	$0.33	$0.68	$0.35	$0.45	$0.50	$0.46
Zinc	E/G*A/K	$0.35	$0.67	$0.36	$0.33	$0.38	$0.31
Other	F/G*A/L	$-	$0.04	$0.02	$-	$0.01	$0.01

(e)	Production Costs per Tonne

Year ended March 31, 2017		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$60,994	$14,291	$-	$75,285
Less: mineral resrouces tax		(2,884)	(482)	-	(3,366)
Less: stockpile and concentrate inventory - Beginning		(4,729)	(135)	(869)	(5,733)
Add: stockpile and concentrate inventory - Ending		24,223	89	805	25,117
Adjustment for foreign exchange movement		(20,505)	1,309	64	(19,132)
Total production costs		$57,099	$15,072	$-	$72,171
Non-cash mining costs	A	14,166	2,067	-	16,233
Non-cash milling costs	B	1,424	796	-	2,220
Total non-cash production costs		$15,590	$2,863	$-	$18,453
Cash mining costs	C	32,978	8,371	-	41,349
Shipping costs	D	2,466	-	-	2,466
Cash milling costs	E	6,065	3,839	-	9,904
Total cash production costs		$41,509	$12,210	$-	$53,719
Ore mined ('000s)	F	636.760	260.746	-	897.506
Ore shipped ('000s)	G	636.373	260.746	-	897.119
Ore milled ('000s)	H	638.211	260.696	-	898.907
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	22.25	7.93	-	18.09
Non-cash milling costs ($/tonne)	J=B/H	2.23	3.05	-	2.47
Non-cash production costs ($/tonne)	K=I+J	$24.48	$10.98	$-	$20.56
Cash mining costs ($/tonne)	L=C/F	51.79	32.10	-	46.07
Shipping costs ($/tonne)	M=D/G	3.88	-	-	2.75
Cash milling costs ($/tonne)	N=E/H	9.50	14.73	-	11.02
Cash production costs ($/tonne)	0=L+M+N	$65.17	$46.83	$-	$59.84
Total production costs ($/tonne)	P=K+O	$89.65	$57.81	$-	$80.40

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Year ended March 31, 2016		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$54,517	$17,408	$-	$71,925
Less: stockpile and concentrate inventory - Beginning		(1,195)	(926)	(904)	(3,025)
Add: stockpile and concentrate inventory - Ending		4,953	137	643	5,733
Adjustment for foreign exchange movement		(11)	57	261	307
Total production costs		$58,264	$16,676	$-	$74,940
Non-cash mining costs	A	13,582	2,128	-	15,710
Non-cash milling costs	B	1,510	645	-	2,155
Total non-cash production costs		$15,092	$2,773	$-	$17,865
Cash mining costs	C	33,557	9,847	-	43,404
Shipping costs	D	2,365	-	-	2,365
Cash milling costs	E	7,250	4,056	-	11,306
Total cash production costs		$43,172	$13,903	$-	$57,075
Ore mined ('000s)	F	589.766	257.575	-	847.341
Ore shipped ('000s)	G	589.766	257.575	-	847.341
Ore milled ('000s)	H	587.450	256.862	-	844.312
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	23.03	8.26	-	18.53
Non-cash milling costs ($/tonne)	J=B/H	2.57	2.51	-	2.55
Non-cash production costs ($/tonne)	K=I+J	$25.60	$10.77	$-	$21.08
Cash mining costs ($/tonne)	L=C/F	56.90	38.23	-	51.22
Shipping costs ($/tonne)	M=D/G	4.01	-	-	2.79
Cash milling costs ($/tonne)	N=E/H	12.34	15.79	-	13.38
Cash production costs ($/tonne)	0=L+M+N	$73.25	$54.02	$-	$67.39
Total production costs ($/tonne)	P=K+O	$98.85	$64.79	$-	$88.47

Three months ended March 31, 2017		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$12,175	1,585	$-	$13,760
Less: mineral resources tax		(916)	(60)		(976)
Less: stockpile and concentrate inventory - Beginning		(5,982)	(208)	(840)	(7,030)
Add: stockpile and concentrate inventory - Ending		24,223	89	805	25,117
Adjustment for foreign exchange movement		(21,564)	1,417	35	(20,112)
Total production costs		$7,936	$2,823	$-	$10,759
Non-cash mining costs	A	396	300	-	696
Non-cash milling costs	B	343	197	-	540
Total non-cash production costs		$739	$497	$-	$1,236
Cash mining costs	C	5,637	1,525	-	7,162
Shipping costs	D	433	-	-	433
Cash milling costs	E	1,127	801	-	1,928
Total cash production costs		$7,197	$2,326	$-	$9,523
Ore mined ('000s)	F	112.755	40.224	-	152.979
Ore shipped ('000s)	G	110.324	40.224	-	150.547
Ore milled ('000s)	H	108.051	39.929	-	147.980
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	3.51	7.46	-	4.55
Non-cash milling costs ($/tonne)	J=B/H	3.17	4.93	-	3.65
Non-cash production costs ($/tonne)	K=I+J	$6.68	$12.39	$-	$8.20
Cash mining costs ($/tonne)	L=C/F	49.99	37.91	-	46.82
Shipping costs ($/tonne)	M=D/G	3.92	-	-	2.88
Cash milling costs ($/tonne)	N=E/H	10.43	20.06	-	13.03
Cash production costs ($/tonne)	0=L+M+N	$64.34	$57.97	$-	$62.73
Total production costs ($/tonne)	P=K+O	$71.02	$70.36	$-	$70.93

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended March 31, 2016		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$10,228	3,005	$-	$13,233
Less: stockpile and concentrate inventory - Beginning		(4,596)	(366)	(863)	(5,825)
Add: stockpile and concentrate inventory - Ending		4,953	137	643	5,733
Adjustment for foreign exchange movement		(231)	(2)	220	(13)
Total production costs		$10,354	$2,774	$-	$13,128
Non-cash mining costs	A	2,844	426	-	3,270
Non-cash milling costs	B	365	184	-	549
Total non-cash production costs		$3,209	$610	$-	$3,819
Cash mining costs	C	5,431	1,312	-	6,743
Shipping costs	D	355	-	-	355
Cash milling costs	E	1,359	852	-	2,211
Total cash production costs		$7,145	$2,164	$-	$9,309
Ore mined ('000s)	F	99.415	50.014	-	149.429
Ore shipped ('000s)	G	99.415	50.014	-	149.429
Ore milled ('000s)	H	99.203	50.124	-	149.327
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	28.61	8.52	-	21.88
Non-cash milling costs ($/tonne)	J=B/H	3.68	3.68	-	3.68
Non-cash production costs ($/tonne)	K=I+J	$32.29	$12.20	$-	$25.56
Cash mining costs ($/tonne)	L=C/F	54.63	26.24	-	45.13
Shipping costs ($/tonne)	M=D/G	3.57	-	-	2.38
Cash milling costs ($/tonne)	N=E/H	13.70	16.99	-	14.81
Cash production costs ($/tonne)	0=L+M+N	$71.90	$43.23	$-	$62.32
Total production costs ($/tonne)	P=K+O	$104.19	$55.43	$-	$87.88

12.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2017.

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

13.	Changes in Accounting Standards

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued in September 2015 and may be effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. In April 2016, the IASB issued targeted amendments to IFRS 15 related to identifying performance obligations, principal vs agent consideration, licensing and transitional relief for modified contracts and completed contracts. The Company is assessing the impact of this standard and related amendment.

IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”). The Company adopted IFRS 9 (2010) – Financial Instruments effective April 1, 2011. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

IAS 7 - Statement of Cash Flows has been revised to incorporate amendments issued by the International Accounting Standards Board ("IASB") in January 2016. The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company doesn’t expect any material impact arising from the application of this standard.

IAS 12 - Income Taxes has been revised to incorporate amendments issued by the IASB in January 2016. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The application of this standard is not expected to have a material impact on the income taxes of the Company.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

IFRS 16 - Leases was issued by the IASB and will replace Leases (“IAS 17”). IFRS 16 requires most leases to be reported on a company’s balance sheet as assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early application permitted for companies that also apply IFRS 15 - Revenue from Contracts with Customers. The Company is currently assessing the impact of this new standard.

Amendments to IFRS 2 - Share-based payment. On June 20, 2016, the IASB issued amendments to IFRS 2, Share-based Payment, regarding accounting for cash-settled share-based payment transactions that include a performance condition, classification of share-based payment transactions with net settlement features and accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is assessing the impact of this amendment.

IFRIC 22 - Foreign currency transactions and advance consideration. On December 8, 2016, the IASB published IFRIC 22, Foreign Currency Transactions and Advance Consideration to clarify the exchange rate that should be used for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is assessing the impact of this standard.

14.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2017.

15.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 167,889,636 common shares with a recorded value of $232.2 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Number of Options	Exercise Price (CAD$)	Expiry Date
141,000	6.53	6/17/2017
30,000	5.58	2/24/2020
180,000	5.35	8/8/2017
184,000	5.40	12/3/2017
143,000	4.34	9/18/2019
167,562	3.91	3/7/2018
1,000,000	3.63	2/18/2020
168,375	3.25	6/2/2018
266,124	3.41	9/12/2018
133,250	2.98	1/21/2019
378,375	1.75	5/29/2019
248,272	1.76	10/14/2019
1,523,469	1.43	6/2/2020
3,116,080	0.66	12/30/2018
7,679,507

16.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2017. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

  Metal Price Risk

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the project. The effect of these

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

  Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

  Title to properties

With respect to the Company’s Chinese properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

will not arise in the future. The Company currently does not carry political risk insurance coverage. The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

  Regulatory environment in China

The Company conducts operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries including China is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i)	environmental hazards;

(ii)	discharge of pollutants or hazardous chemicals;

(iii)	industrial accidents;

(iv)	failure of processing and mining equipment;

(v)	labour disputes;

(vi)	supply problems and delays;

(vii)	encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii)	encountering unanticipated ground or water conditions;

(ix)	cave-ins, pit wall failures, flooding, rock bursts and fire;

(x)	periodic interruptions due to inclement or hazardous weather conditions;

(xi)	equipment breakdown;

(xii)	other unanticipated difficulties or interruptions in development, construction or production; and

(xiii)	other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

17.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at March 31, 2017, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

18.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

evaluate the effectiveness of internal controls in fiscal year 2017. The Company’s internal control over financial reporting includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that our internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective as of March 31, 2017 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2017 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, who have also issued a report on the internal controls over financial reporting based on the criteria established in the Internal Control – Integrated Framework (2013) issued by COSO.

19.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

20.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Lorne Waldman, Senior Vice President, Corporate Secretary & General Counsel

David Kong, Director	Alex Zhang, Vice President, Exploration

Malcolm Swallow, Director	Luke Liu, Vice President, China Operations

Gordon Neal, Vice President Corporate Development

Mr. Alex Zhang, P.Geo., Vice President, Exploration of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2017
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 37